NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

As at May 3, 2019

1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on June 11, 2019 at 10:00 a.m. (Pacific Standard Time)
1050 - 400 Burrard Street, Vancouver, BC V6C 3A6

You are receiving this notice to advise that proxy materials for the above-noted shareholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the accompanying Information Circular and other proxy materials before voting. The Information Circular and other relevant materials are available at:

www.integraresources.com      OR      www.sedar.com

Shareholders may obtain, without any charge to them, a paper copy of the Information Circular and further information on Notice and Access by contacting the Corporation as follows:

E-mail:	TMXEInvestorServices@tmx.com
Telephone:	1-866-600-5869

Requests for paper copies of the Information Circular (and any other related documents) must be received no later than 12:00 noon (Pacific Standard Time) on Friday, May 31, 2019 in order for shareholders to receive paper copies of such documents and return their completed proxies by the deadline for submission of 10:00 am (Pacific Standard Time) on Friday, June 7, 2019.

The resolutions to be voted at the meeting are listed below along with the sections within the Information Circular where disclosure regarding the matter can be found.

1. To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2018, together with the report of the auditor thereon.

2. To elect directors of the Corporation for the ensuing year.

3. To appoint MNP LLP as auditors of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditors.

4. To consider, and if deemed advisable, to pass an ordinary resolution to re-approve the Equity Incentive Plan, as more fully described in the accompanying management information circular.

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed proxy. A proxy will not be valid unless it is deposited by mail or by fax at the office of TSX Trust Company, 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 or by fax number:  416-595-9593 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof. Only Shareholders of record on April 25, 2019 are entitled to receive notice of and vote at the Meeting.

DATED at Vancouver, British Columbia this 3rd day of May 2019.

Yours sincerely,

George Salamis

President & Chief Executive Officer

i

INFORMATION CIRCULAR
(as at May 3, 2019)

PART 1: VOTING PARTICULARS

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by management of Integra Resources Corp. (the "Corporation" or "Integra") for use at the Annual General Meeting (the "Meeting") of shareholders of the Corporation (the "Shareholders") to be held in the Boardroom of #1050 - 400 Burrard Street, Vancouver, B.C. V6C 3A6 on June 11, 2019 at 10:00 a.m. (Pacific Standard Time) for the purposes set forth in the Notice of Annual General Meeting of Shareholders (the "Notice") accompanying this Circular.

Proxies may also be solicited personally by directors (the "Directors"), management ("Management") and regular employees of the Corporation. The cost of solicitation of proxies will be borne by the Corporation.

You may opt to receive important shareholder information electronically, including the Meeting Materials (as defined below), by visiting www.investorcentre.com and follow these steps:

  Click on "sign up for e-Delivery"
  Select the Corporation from the drop-down list
  Enter your Holder Account Number (found on your proxy form) and postal code (or last name if you reside outside of Canada)
  Click Submit

The Corporation has used notice and access to deliver the Notice, the Proxy (as defined below) and this Circular (collectively, the "Meeting Materials") to Shareholders by posting the Meeting Materials on its website. The Meeting Materials will be available on the Corporation's website on May 10, 2019 and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of May 10, 2019. Shareholders may request a paper copy of this Circular be sent to them by contacting the Corporation as set out under "Additional Information" at the end of this Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the "Proxy") are officers of the Corporation. A registered Shareholder has the right to appoint a person or company (who need not be a Shareholder) other than the persons named as the proxy of the Shareholder and may exercise this right either by inserting that person's name in the blank space provided in the Proxy and striking out the other names or by completing another proper form of proxy. To be effective, Proxies must be deposited at the office of the Corporation's registrar and transfer agent, TSX Trust Company, 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or adjournment thereof.

Proxies given by registered Shareholders for use at the Meeting may be revoked at any time before their use. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by depositing an instrument in writing signed by the registered Shareholder, or by the registered Shareholder's attorney duly authorized in writing, at the registered office of the Corporation, Suite 1050, 400 Burrard Street, Vancouver, British Columbia V6C 3A6 on or before the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.

VOTING AND DISCRETION OF PROXIES

The Shares (defined below) represented by the Proxies solicited by management of the Corporation pursuant to this Circular will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. If no directions are given, the Shares will be voted FOR the approval of such matter. The Proxy confers discretionary authority on the persons named therein in respect of amendments or variations to the matters referred to in the Notice and in respect of other matters that may properly come before the Meeting, or any adjournment thereof.

As at the date of this Circular, management knows of no such amendments or variations or other matters that may properly come before the Meeting but, if any such amendments, variations or other matters are properly brought before the Meeting, the persons named in the Proxies will vote thereon in accordance with their best judgment.

NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are "non-registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as "NOBOs." Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as "OBOs." In accordance with applicable securities laws, the Corporation has elected to send the notice and access notification directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the notice and access notification to each OBO, unless the OBO has waived the right to receive them.

The Meeting Materials are being made available to both registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder and the Corporation or its agent has sent the notice and access notification directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. In this event, by choosing to send the notice and access notification to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) making available the Meeting Materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Corporation does not intend to pay for the Intermediary to deliver the notice and access notification or Meeting Materials to OBOs and, as a result, OBOs will not be sent paper copies of such notice and access notification or Meeting Materials unless their Intermediary assumes the costs. Intermediaries will frequently use service companies to forward the notice and access notification and/or Meeting Materials to the Non-Registered Holders. Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with TSX Trust Company; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholder named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

VOTING SHARES

The record date for the determination of Shareholders entitled to receive notice of and vote at the Meeting has been fixed as April 25, 2019. Except as may be otherwise indicated herein and in the Notice, the affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

To the knowledge of the Directors and Management, there are no persons or companies who beneficially own, or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares.

Common Shares

The authorized capital of the Corporation consists of an unlimited number of Shares without par value. As at the date of this Circular, 77,307,511 common shares are issued and outstanding (the "Shares"). Each Share carries the right to one vote, and all Shares may be voted at the Meeting.

PART 2: BUSINESS OF THE MEETING

Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2018 and the auditors' report thereon will be placed before the Meeting. The financial statements were enclosed with the Meeting Materials mailed to Shareholders with this Circular. The Corporation's audited financial statements and related MD&A for the year ended December 31, 2018 are available on SEDAR (www.sedar.com) as well as on the Corporation's website (www.integraresources.com).

Election of Directors

Management of the Corporation is supervised by the Board of Directors ("Board of Directors" or "Board") as per the Ontario Business Corporations Act. The members of the Board are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are appointed. You can vote for all of these proposed Directors, vote for some of them and withhold for others, or withhold for all of them.

The following tables set out information about each Director's career profile, their Board committee ("Committee") memberships, meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers and the number of securities they hold, either in the form of Shares or incentive stock options of the Corporation ("Options").

In the absence of instructions to the contrary, the enclosed Proxy will be voted for the five (5) nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The Corporation expects all Directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces our corporate values and culture of transparency, teamwork and individual accountability.

Above all, the Corporation expects that all Directors will exercise their good judgment in a manner that keeps the interests of Shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Board.

Member	2018 Meeting Attendance
Board (Chairman)	5 of 5
Audit Committee	4 of 4
Human Resources and Compensation Committee	3 of 3
Nomination and Corporate Governance Committee (Chair)	n/a
Securities Held	Shares	Options
	2,434,082	750,000
Other Directorships	Exchange	Duration
GFG Resources Inc.	TSX-Venture	October 2016 - Present

(1)   “Independent” refers to the standards of independence established in NI 58-101

Member	2018 Meeting Attendance (2)
Board	4 of 5
Securities Held	Shares (3)	Options
	3,561,251	1,410,000
Other Directorships	Exchange	Duration
Contact Gold Corp.	TSX-Venture	June 2017 - Present
Pinecrest Resources	TSX-Venture	December 2014 - Present
Edgewater Exploration	TSX-Venture	June 2010 - Present
Calibre Mining	TSX-Venture	September 2011 - Present
  “Independent” refers to the standards of independence established in NI 58-101.
  Meetings attended since joining the Board on February 28, 2018.
  Includes shares held by SPI Spartan Inc, a company wholly-owned by Mr. Salamis.

Member	2018 Meeting Attendance
Board	5 of 5
Audit Committee (Former Chair) (2)	4 of 4
Human Resources and Compensation Committee	3 of 3
Nomination and Corporate Governance Committee	n/a
Securities Held	Shares	Options
	288,824	375,000
Other Directorships	Exchange	Duration
Sandstorm Gold Ltd.	TSX	June 2007 - Present
  “Independent” refers to the standards of independence established in NI 58-101.
  As of December 13, 2018, Mr. Awram no longer serves as the chair of the Audit Committee, but remains on the Audit Committee.

Member	2018 Meeting Attendance (2)
Board	5 of 5
Audit Committee (3)	4 of 4
Human Resources and Compensation Committee (Chair)	3 of 3
Nomination and Corporate Governance Committee	n/a
Securities Held	Shares	Options
	175,000	375,000
Other Directorships	Exchange	Duration
Nil
  “Independent” refers to the standards of independence established in NI 58-101.
  Meetings attended since joining the Board on February 28, 2018.
  As of December 13, 2018, Mr. Jauristo no longer serves on the Audit Committee.

Member	2018 Meeting Attendance (2)
Board	1 of 1
Audit Committee (Chair) (3)	N/A
Securities Held	Shares	Options
	Nil	250,000
Other Directorships	Exchange	Duration
Nil
  “Independent” refers to the standards of independence established in NI 58-101.
  Meetings attended since joining the Board on December 13, 2018.
  Ladd-Kruger joined the Audit Committee as Chair on December 13, 2018.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of management, no Director is, as at the date of this Circular, or was, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer or any company (including Integra), that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the Director was acting in the capacity as director, chief executive officer or chief financial officer, or after the Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of management, no Director is, as of the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including Integra) that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no Director is, as of the date of this Circular, or has been within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Director.

To the knowledge of management, no Director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Advance Notice By-Law

The Corporation's advance notice by-law sets forth procedures for Shareholders to nominate a person for election as director of the Corporation.  The requirements under the by-law stipulate a deadline by which Shareholders must notify the Corporation of their intention to nominate directors and also sets out information that Shareholders must provide regarding each director nominee and the nominating Shareholders in order for the advance notice requirement to be met.  These requirements are intended to provide all Shareholders with the opportunity to evaluate and review the proposed candidates and vote on an informed and timely manner regarding said nominees.  The Corporation's advance notice by-law can be found in the Corporation's by-laws available on SEDAR at www.sedar.com.

As of the date of this Circular, the Corporation has not received any nominations via the advance notice mechanism.

Appointment of Auditors

The auditors of the Corporation, MNP LLP, Chartered Accountants (the "Auditors"), were appointed effective March 2, 2016.

Management recommends that Shareholders approve the appointment of MNP LLP as Auditors.

Unless instructions are given to abstain from voting with regard to the appointment of the Auditors, it is the intention of management nominees to vote FOR the appointment of MNP LLP as Auditors.

Ordinary Resolution to Approve the Plan (defined below)

The Board adopted an equity incentive plan (the "Plan") which was approved by Shareholders on June 26, 2018. The Corporation is seeking re-approval of the Plan from Shareholders.

The purpose of the Plan is to secure for the Corporation and the Shareholders the benefits inherent in share ownership by the Directors and employees of the Corporation and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success.

The Plan:

(a) is a "rolling" plan, pursuant to which the aggregate number of Shares to be issued under the Plan, together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Corporation's issued and outstanding Shares from time to time;

(b) provides for the awards of Options and Restricted Share Units ("RSUs") (collectively the "Awards"); and

(c) provides for a purchase program for eligible employees of the Corporation (the "Purchase Program") to purchase Shares ("Program Shares").

The Plan provides for the grant to eligible Directors, employees (including officers) and consultants of Options and RSUs that convert automatically into Shares. The Plan also includes a Purchase Program for eligible employees to purchase Program Shares.

The aggregate number of Shares that may be subject to issuance under the Plan, together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Corporation's issued and outstanding share capital from time to time.

Options

The Plan authorizes the Board, on the recommendation of the Human Resources and Compensation Committee, to grant Options. The number of Shares, the exercise price per Share, the vesting period and any other terms and conditions of Options granted pursuant to the Plan, from time to time are determined by the Board, on the recommendation of the Human Resources and Compensation Committee, at the time of the grant, subject to the defined parameters of the Plan. The date of grant for the Options, unless otherwise determined by the Board, shall be the date the Human Resources and Compensation Committee approved the grant for recommendation to the Board, or for grants not approved for recommendation by the Human Resources and Compensation Committee, the date such grant was approved by the Board. Each Option grant shall be evidenced by an Option grant letter.

The exercise price of any Option cannot be less than the Market Price (as defined by the policies of the TSX Venture Exchange (the "Exchange")) on the date of grant.

Options are exercisable for a period of five years from the date the option is granted or such greater or lesser period as determined by the Board. In the event of death of an optionee, any Option held by the optionee at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the optionee's rights under the Option shall pass by the optionee's will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Compensation Committee, all such Options shall be exercisable only to the extent that the optionee was entitled to exercise the Option at the date of his or her death and only for twelve months after the date of death or prior to the expiration of the exercise period in respect thereof, whichever is sooner. If an optionee ceases to be employed by the Corporation for cause, no Option held by such optionee will, unless otherwise determined by the Board, on the recommendation of the Human Resources and Compensation Committee, be exercisable following the date on which the optionee ceases to be so engaged.

Vesting of Options is determined by the Board. Failing a specific vesting determination by the Board, Options shall vest as follows: (a) for an eligible employee, annually over a thirty-six month period, with one-third of the Options vesting on the date which is twelve months after grant and an additional one-third each twelve months thereafter; and (b) for an eligible Director, annually over a twenty-four month period, with one-third of the Options vesting on the date of grant, and an additional one-third each twelve months thereafter.

Cashless exercise rights may also be granted under the Plan, at the discretion of the Board on the recommendation of the Human Resources and Compensation Committee, to an optionee in conjunction with, or at any time following the grant of, an Option.

RSUs

The Plan authorizes the Board to grant RSUs, in its sole and absolute discretion, to any eligible employee or Director.  Each RSU provides the recipient with the right to receive Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Plan and with such additional provisions and restrictions as the Board may determine.  Each RSU grant shall be evidenced by a restricted share right grant letter which shall be subject to the terms of the Plan and any other terms and conditions which the Board, on recommendation of the Human Resources and Compensation Committee, deem appropriate.

Concurrent with the granting of the RSU, the Board shall determine, on recommendation from the Human Resources and Compensation Committee, the period of time during which the RSU is not vested and the holder of such RSU remains ineligible to receive Shares. Such period of time may be reduced or eliminated from time to time for any reason as determined by the Board.

The aggregate maximum number of Shares underlying RSUs under the Plan that may be issued to any one participant: (i) at the time of grant shall not exceed 1% of the Corporation's issued and outstanding Shares; and (ii) within a 12 month period shall not exceed 2% of the Corporation's issued and outstanding Shares.

In the event the participant retires or is terminated during the vesting period, any RSU held by the participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event of death or total disability the vesting period shall accelerate and the Shares underlying the RSUs shall be issued.

Except to the extent prohibited by the Exchange, cashless exercise rights may also be granted under the Plan, at the discretion of the Board on the recommendation of the Human Resources and Compensation Committee, to a participant in conjunction with, or at any time following the grant of, an RSU.

Purchase Program

The Plan provides for a Purchase Program pursuant to which eligible employees ("Program Participants") may purchase Program Shares.

An eligible employee may enter the Purchase Program by providing written notice to the Corporation of its intention to enroll in the Purchase Program. In the written notice, the Program Participant shall specify his or her contribution amount. Unless a Program Participant authorizes changes to his or her payroll deductions or withdraws from the Purchase Program, his or her deductions under the latest authorization on file with the Corporation shall continue from one payroll period to the succeeding payroll period as long as the Purchase Program remains in effect. A Program Participant may contribute, on a per pay period basis, between one percent (1%) to five percent (5%) of a Program Participant's compensation on each payday.

The Corporation may appoint a program agent to administer the Purchase Program on behalf of the Corporation (a "Program Agent") and the Program Participants, pursuant to an agreement between the Corporation and the Program Agent which may be terminated by the Corporation or the Program Agent in accordance with its terms. Program Shares purchased under the Purchase Program shall be purchased on the open market by the Program Agent.

Subject to the Corporation's blackout policy and applicable laws, each Program Participant may sell at any time all or any portion of the Program Shares acquired under the Purchase Program and held by the Program Agent by notifying the Program Agent who will execute the sale on behalf of the Program Participant, provided that the Program Participant shall have held such Program Shares for a minimum period of 12 months.

During the first payroll period after a Program Participant has delivered his or her payroll deduction authorization or participation notice, the Corporation, at its sole option, may record its obligation to make a contribution, up to 100% of the Program Shares purchased under the Purchase Program by the Program Agent on behalf of the Program Participant (an "Employer Contribution"), to the Program Participant's account in accordance with the terms of the Purchase Program. Program Shares purchased with Employer Contributions will be designated as "Employer Shares" and the number of Employer Shares to be issued to a Program Participant and credited to the Program Participant's account under the Purchase Program shall be at the option of the Board and based on the market price for the Program Shares on the last trading day of the applicable month, however the issuance of such Employer Shares will be deferred by the Corporation for a period of 12 months following the last trading day of such month. The Corporation will purchase such Employer Shares at market.

Provisions applicable to all grant of Awards

The aggregate number of Shares that may be issued and issuable together with any other securities-based compensation arrangements of the Corporation, as applicable:

(a) to any one participant, within any one-year period, shall not exceed 10% of the Corporation's outstanding issue from time to time;

(b) to any one consultant (who is not otherwise an eligible Director), within a one-year period shall not exceed 2% of the Corporation's outstanding issue from time to time;

(c)  to eligible persons (as a group) retained to provide investor relations activities, within a one-year period shall not exceed 2% of the Corporation's outstanding issue;

(d) to insiders (as a group) shall not exceed 10% of the Corporation's outstanding issue from time to time;

(e)  to insiders (as a group) within a one-year period shall not exceed 10% of the Corporation's outstanding issue; and

(f) to any one insider and his or her associates within any one-year period shall not exceed 5% of the Corporation's outstanding issue from time to time.

In no event will the number of Shares that may be issued to any individual (when combined with all of the Corporation's other security-based compensation arrangements, as applicable) exceed 5% of the Corporation's outstanding issue from time to time.

The full text of the Plan is attached as Schedule "A" hereto.

Accordingly, the Board of Directors and Management are recommending that the Shareholders vote FOR the re-approval of the Plan, which requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to vote FOR the re-approval of the Plan.

PART 3: DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

The following information is presented in accordance with National Instrument Form 51-102F6V - Statement of Executive Compensation.

Compensation of NEOs

During the financial year ended December 31, 2018, the Corporation had three Named Executive Officers (defined below): George Salamis, President, Chief Executive Officer ("CEO") and Director; Andrée St-Germain, Chief Financial Officer ("CFO") and Corporate Secretary; and E. Max Baker, Vice President Exploration ("VP Exploration").

The "Named Executive Officers" or "NEOs" are each CEO, CFO and the most highly compensated executive officer whose total compensation was, individually, more than $150,000 for the financial year (as at December 31, 2018) (collectively the). The table also includes compensation for all Directors.

Oversight and Description of NEO Compensation

The Human Resources and Compensation Committee is responsible for the Corporation's compensation policies and practices. The Human Resources and Compensation Committee has the responsibility to review and make recommendations concerning the compensation of the Named Executive Officers. The Human Resources and Compensation Committee also has the responsibility to make recommendations concerning annual bonuses and grants to eligible persons under the Plan. The Nomination and Corporate Governance Committee reviews and approves the hiring of executive officers.

Principles of Executive Compensation

The Human Resources and Compensation Committee believes in linking an individual's compensation to his or her performance and contribution as well as to the performance of the Corporation as a whole. The primary components of the Corporation's executive compensation are base salary, cash bonus (short-term incentive) and Option/RSUs based awards (long-term incentive). The Board believes that the mix between base salary and incentives must be reviewed and tailored to each executive based on their role within the organization as well as their own personal circumstances. The overall goal is to successfully link compensation to the interests of the Shareholders. The following principles form the basis of the Corporation's executive compensation program:

(a) align interest of executives and Shareholders;

(b) attract and motivate executives who are instrumental to the success of the Corporation and the enhancement of Shareholder value;

(c) provide incentive to the executives to continuously improve operations and execute on corporate strategy;

(d) pay for performance; and

(e) ensure compensation methods have the effect of retaining those executives whose performance has enhanced the Corporation's long-term value.

Neither the Directors nor the Named Executive Officers are permitted to purchase financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Corporation to such individuals as compensation or held, directly or indirectly, by the Director or Named Executive Officers.

Total Compensation Components

The Human Resources and Compensation Committee believes that the objective of Named Executive Officers compensation practices should be to align the Total Direct Compensation (as hereinafter defined) with that of similar sized companies. Total direct compensation is the total of base salary (or consulting fees), annual incentive bonus and the Black-Scholes value of long-term incentive compensation.

The Human Resources and Compensation Committee reviews the NEOs Total Direct Compensation at the end of each year, and compares it with Total Direct Compensation of comparable publicly traded Canadian companies, to ensure that the Total Direct Compensation of the Company's NEOs is in-line with the industry.

The Company's peer group has been selected based on market capitalization, stage of development and jurisdiction. Comparative data for the Company's peer group is accumulated by the Human Resources and Compensation Committee from a number of external sources. The initial peer group selected by the Human Resources and Compensation Committee will be reviewed on an annual basis to ensure that it is relevant to the Company's growth and includes the following:

Almaden Harte Gold Probe

ATAC IDM Mining Pure Gold

Auryn Liberty Gold QMX Gold

Barkerville  Marathon Rubicon

Corvus Gold Midas Sabina

Eastmain Nighthawk Gold Treasury Metals

Falco Orla Mining TriMetals

First Mining Gold Osisko Mining Victoria

Gold Standard Otis West Kirkland

Gowest  Pershing

Set forth below is a table that describes the elements of NEO compensation:

Elements	Description	Objectives
Base Salary	Base salary is determined through an analysis of a comparator group for similar positions. It reflects the capability of the executive as demonstrated over an extended period of time.	Attraction, retention and motivation; and annual salary adjustments as appropriate.
Annual Cash Bonus - Short Term Incentives

Annual cash incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of corporate and business objectives, relative to corporate and individual performance.

Pay for performance; align with business strategy; and attraction, retention and motivation.
Options & RSUs - Long-Term Incentives

Equity compensation is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executives.

Align to Shareholder interests; pay for performance; and attraction, retention and motivation.
Benefits	Executives who are employees participate in standard corporate medical, extended health and dental insurance	Attraction and retention.

Base Salary

Base salaries (or consulting fees) of the Corporation's executive officers are based on an assessment of factors such as current competitive market conditions, compensation levels within the comparator group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Base salaries are reviewed at the end of each calendar year. The CEO recommends base salary adjustments to the Human Resources and Compensation Committee for the Named Executive Officers, other than himself. The Human Resources and Compensation Committee determines the base salary adjustment for the CEO taking into consideration the performance of the CEO, market conditions and the Corporation's ability to pay.

Short-Term Incentives

The short-term incentive program is a variable element of compensation and consists of an annual cash bonus. Annual bonuses may be awarded at the sole discretion of the Board, based on recommendations of the Human Resources and Compensation Committee, for individual achievements, contributions or efforts that the Human Resources and Compensation Committee has determined can reasonably be expected to have a positive impact on Shareholder value.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day to day corporate activities, will trigger the award of a bonus payment to the Named Executive Officers. The Named Executive Officers will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Board's assessment of overall performance. The determination as to whether a target has been met is ultimately made by the Board. The Board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

The following table sets out the maximum bonus amounts as a percentage of annual salary and weight between corporate objectives and individual objectives:

NEO	Position	Maximum Bonus (Percentage of Annual Salary)
George Salamis	President & CEO	66.7%
Andree St-Germain	CFO	37.5%
Max Baker	VP Exploration	37.5%

NEO	Position	Corporate Objectives	Individual Objectives
George Salamis	President & CEO	75%	25%
Andree St-Germain	CFO	75%	25%
Max Baker	VP Exploration	75%	25%

As part of its duties and responsibilities and in conjunction with year-end assessment, the Human Resources and Compensation Committee reviewed each NEOs 2018 individual objectives and the Corporation's 2018 corporate objectives. All objectives have been pre-approved by the Board in early 2018, and reviewed / re-assed mid-year. The Human Resources and Compensation Committee met with the NEOs for discussion and consideration of each element contained in the 2018 individual and corporate objectives.

The following is a summary of the achievements completed by the Corporation towards reaching the 2018 corporate objectives:

  Capital Market / Investor Relations / Finance (weight 35%)
    Outperformed peer set; Relative share performance of (23.6%) vs. peer set average performance of (32.5%);
    Listed on the OTCQX and became DTC Eligible;
    Raised $17 mm in November 2018 to fund 2019 expenditures;
    Maintained strong presence at investors' conferences and completed several road shows;
    Increased research coverage and media presence; and
    Successful execution of corporate and site budgets.
  Resource Growth and Exploration (weight 35%)
    More than doubled land package (notably the Black Sheep District and the War Eagle Property);
    Completed the acquisition of Florida Mountain and published a maiden resource for Florida Mountain;
    Successful execution of the 2018 exploration work program, including 3km of IP and 20,000m + of drilling;
    Made significant discoveries/extension: Sullivan Gulch and Henrietta; and
    Commenced metallurgical test work.
  Health & Safety / Environmental / Corporate Governance / Social Responsibility (weight 30%)
    Applied health & safety standards comparable with the mining industry;
    Operated in an environmentally sustainable manner; Zero reportable environmental spills;
    Established positive communications with local stakeholders and governmental agencies and implemented community involvement programs;
    Implemented formal compensation review and performance review processes;
    Adopted new corporate policies, including a Diversity Policy; and
    Strengthened the Board and Audit Committee with the addition of Ms. Anna Ladd Kruger.

Based on the Human Resources and Compensation Committee's assessment, the Board recognized that all 2018 corporate objectives have been met. NEOs individual objectives were also achieved. As a result, 2018 performance cash bonuses were paid in full (in February 2019) following approval by the Board of Directors, at its full discretion, based on recommendation of the Human Resources and Compensation Committee.

Long-Term Incentives

Long-term incentives are performance-based grants of Options and/or RSUs. The Awards are intended to align executive interests with those of Shareholders by tying compensation to Share performance and to assist in retention through vesting provisions.

The Options granted to NEOs in 2018 vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

The Board implemented a formal annual option/RSU grant in 2018.

Grants of Options and RSUs are based on:

(a) the executive's performance;

(b) the executive's level of responsibility within the Corporation;

(c) the number and exercise price of Options previously issued to the executive; and

(d) the overall aggregate total compensation package provided to the executive.

Management makes recommendations to the Human Resources and Compensation Committee and the Board concerning the long-term incentives based on the above criteria. Options and RSUs are granted on an annual basis in connection with the review of executives' compensation packages. Options and RSUs may also be granted, at the discretion of the Board, throughout the year, as special recognition for extraordinary performance. The Board will consider previous grants of Options and RSUs and the overall number of awards that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the Named Executive Officer.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of the two most recently completed financial years to the Named Executive Officers:

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES(1)
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Marco Guidi,(2) Former CFO	2018 2017	Nil 20,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 20,000
George Salamis,(3)(7) President, CEO, Director	2018 2017	300,000(4) 125,000(4)	200,000(4)(8) 125,000(4)(7)	Nil Nil	Nil Nil	Nil Nil	500,000 250,000
Andrée St-Germain,(2) CFO and Corporate Secretary	2018 2017	200,000 75,385	73,500 (8) 67,692(7)	Nil Nil	Nil Nil	Nil Nil	273,500 143,077
Max Baker,(5) VP Exploration	2018 2017	259,198 127,973(6)	97,199(8) 69,672(7)	Nil Nil	Nil Nil	Nil Nil	356,397 197,645
Chris Irwin, (3)(9) Former President and Director	2018 2017	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

(1) This table does not include any amount paid as reimbursement for expenses or value of option grants.

(2) Mr. Guidi resigned effective August 17, 2017, and Ms. St-Germain was appointed CFO in his stead.

(3) Mr. Irwin resigned as President on August 17, 2017 and Mr. Salamis was appointed President and CEO in his stead.

(4) This amount was paid to a private company controlled by Mr. Salamis for his services as President and CEO.

(5) Mr. Baker was appointed VP Exploration effective on September 1, 2017.

(6) Included in this figure are consulting fees of US$40,000 (C$49,132) paid to Mr. Baker for services provided prior to his appointment as VP Exploration.

(7) Cash bonus earned for 2017 performance was paid in April 2018.

(8) Cash bonus earned for 2018 performance was paid in February 2019.

(9) During the financial year ended December 31, 2017, Irwin Lowry LLP, a limited liability partnership of which Mr. Irwin is a partner, accrued fees of $29,824 for legal services.

Compensation Securities Table

The following table sets forth information concerning all compensation securities granted or issued by the Corporation to each Named Executive Officer during the most recently completed financial year:

COMPENSATION SECURITIES
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
George Salamis,(3) President, CEO, Director	Options(1)	510,000(2) (7%)	Nov 23/18	0.80	0.70	0.84	Nov 23/23
Andrée St-Germain,(4) CFO and Corporate Secretary	Options(1)	205,000(2) (3%)	Nov 23/18	0.80	0.70	0.84	Nov 23/23
Max Baker,(5) VP Exploration	Options(1)	205,000(2) (3%)	Nov 23/18	0.80	0.70	0.84	Nov 23/23

Notes:

(1) Each Option entitles the holder to one Share upon exercise or release.

(2) Annual option grant for year ended December 31, 2018.

(3) Mr. Salamis held a total of 1,410,000 Options (300,000 vested) as at December 31, 2018.

(4) Ms. St-Germain held a total of 880,000 Options (225,000 vested) as at December 31, 2018.

(5) Mr. Baker held a total of 880,000 Options (225,000 vested) as at December 31, 2018.

None of the Named Executive Officers exercised any compensation securities during the most recently completed financial year of the Corporation.

Material Terms of NEO Agreements

George Salamis, President & CEO

George Salamis is retained in the capacity of President and CEO pursuant to a consulting agreement dated effective October 10, 2017. Pursuant to the agreement with Mr. Salamis, the Corporation agrees to pay Mr. Salamis a bi-weekly fee of $11,538.46 ($300,000 per year), plus any applicable GST. The agreement further provides for the following payments if there is termination with notice:

(a) fees owed to Mr. Salamis;

(b) lump sum cash payment equal to 24 months' of fees;

(c) benefits shall be maintained for a period of eight weeks; and

(d) lump sum cash payment equal to the bonus he would have earned through the notice period of 24 months based on the bonus received in the year prior to termination.

If Mr. Salamis resigns or is terminated within 12 months after a change of control, he will be entitled to receive a lump sum cash payment equal to two years of his fees and an additional amount equal to two times the previous year's annual bonus, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Plan.

Andrée St-Germain, CFO and Corporate Secretary

Andrée St-Germain was appointed as CFO and Corporate Secretary under an employment agreement dated effective August 17, 2017. The agreement with Ms. St-Germain provides for a base salary of $200,000, and a discretionary bonus, to be determined by the Board. The agreement further provides for the following payments if there is termination without cause or constructive dismissal:

(a) lump sum cash payment equal to 24 months' base salary;

(b) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(c) lump sum payment equal to the bonus she would have earned through the severance period of 24 months based on the bonus received for the year before termination.

If Ms. St-Germain resigns or is terminated within 12 months after a change of control, she will receive the above compensation and benefits, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Plan.

Max Baker, VP Exploration

Max Baker was appointed as VP Exploration under an employment agreement dated effective September 1, 2017. The agreement with Mr. Baker provides for a base salary of US$190,000, and a discretionary bonus, to be determined by the Board. The agreement further provides for the following payments if there is termination without cause or constructive dismissal:

(a) lump sum cash payment equal to 24 months' base salary;

(b) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(c) lump sum cash payment equal to the bonus she would have earned through the severance period of 24 months based on the bonus received for the year before termination.

If Mr. Baker resigns or is terminated within 12 months after a change of control, he will receive the above compensation and benefits, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Plan.

Compensation of Directors

Oversight and Description of Director Compensation

As part of its mandate, the Human Resources and Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the Directors' compensation packages, the Human Resources and Compensation Committee takes into consideration the relative responsibilities of Directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

The annual fee payable to the Corporation's non-executive chairman is $120,000 and the annual fee payable to non-executive Directors is $36,000. The annual fee payable to non-executive Directors was $24,000 for most of 2018, but the monthly fee was increased from $2,000 per month to $3,000 per month as of December 1, 2018.  The Corporation does not currently pay an additional "per meeting" fee or an additional fee for acting as chair of the Corporation's committees. George Salamis, who is also a Named Executive Officer, is not entitled to receive any additional compensation for acting as a Director.

Directors are also eligible to participate in the Plan, which is designed to give each option holder an interest in preserving and maximizing Shareholder value in the longer term. Independent Directors were awarded an initial Option grant upon joining the Board. Subsequent individual grants will be determined on an annual basis, based on the Corporation's overall performance. Option vesting periods for Directors is as follows: 1/3 upon grant of Options; 1/3 after 12 months; and 1/3 after 24 months.

There are no other arrangements under which the Directors who are not Named Executive Officers were compensated by the Corporation or its subsidiaries during the most recently completed financial year end for their services in their capacity as Directors.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of the two most recently completed financial years to the Directors, not including Directors who are also Named Executive Officers:

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES(1)
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Lisa McCormack,(2)(6) Former Director	2018 2017	14,892 3,784	Nil Nil	Nil Nil	Nil Nil	Nil Nil	14,892 3,784
Stephen de Jong,(3) Chairman	2018 2017	120,000(4) 50,000(4)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	120,000 50,000
David Awram,(5) Director	2018 2017	25,000 3,784	Nil Nil	Nil Nil	Nil Nil	Nil Nil	25,000 3,784
Timo Jauristo,(7) Director	2018 2017	21,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	21,000 Nil
Anna Ladd-Kruger,(8) Director	2018 2017	1,839 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	1,839 Nil
Greg Gibson,(9) Former Chairman and Director	2018 2017	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Jennifer Thor,(3) Former Director	2018 2017	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

(1) This table does not include any amount paid as reimbursement for expenses or value of option grants.

(2) Ms. McCormack was appointed as a Director on January 30, 2016.

(3) Ms. Thor resigned effective August 17, 2017 and Mr. de Jong was appointed Director in her stead.

(4) This amount was paid to a private company controlled by Mr. de Jong for his services as non-executive Chairman of the Board of Directors.

(5) Mr. Awram was appointed Director on November 3, 2017.

(6) Ms. McCormack resigned on February 28, 2018 and Mr. Salamis was appointed Director in her stead.

(7) Mr. Jauristo was appointed Director on February 28, 2018.

(8) Ms. Ladd-Kruger was appointed Director on December 13, 2018.

(9) Mr. Gibson resigned on March 2, 2017 and Ms. Thor was appointed Director in his stead.

Compensation Securities Table

The following table sets forth information concerning all compensation securities granted or issued by the Corporation to each Director, not including Directors who are also Named Executive Officers, during the most recently completed financial year:

COMPENSATION SECURITIES
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Stephen de Jong,(3) Chairman	Options(1)	150,000(2) (2%)	Nov 23/18	0.80	0.70	0.84	Nov 23/23
David Awram,(4) Director	Options(1)	125,000(2) (2%)	Nov 23/18	0.80	0.70	0.84	Nov 23/23
Timo Jauristo,(6) Director	Options(1) Options(1)	250,000(5) (4%) 125,000(2) (2%)	Feb 28,18 Nov 23/18	1.18 0.80	1.16 0.70	0.84 0.84	Feb 28/23 Nov 23/23
Anna Ladd-Kruger,(8) Director	Options(1)	250,000(7) (4%)	Dec 13/18	0.80	0.63	0.84	Dec 18/23

Notes:

(1) Each Option entitles the holder to one Share upon exercise or release. For a discussion about vesting and restrictions and conditions of exercise or conversion, see section titled "Oversight and Description of Director Compensation".

(2) Annual option grant for year ended December 31, 2018.

(3) Mr. de Jong held a total of 750,000 Options (250,000 vested) as at December 31, 2018.

(4) Mr. Awram held a total of 375,000 Options (125,000 vested) as at December 31, 2018.

(5) Mr. Jauristo joined the Board on February 28, 2018 and was granted 250,000 options as an initial option grant.

(6) Mr. Jauristo held a total of 375,000 Options (125,000 vested) as at December 31, 2018.

(7) Ms. Ladd-Kruger joined the Board on December 13, 2018 and was granted 250,000 options as an initial option grant.

(8) Ms. Ladd-Kruger held a total of 250,000 Options (83,333 vested) as at December 31, 2018.

None of the Directors exercised any compensation securities during the most recently completed financial year of the Corporation.

Equity Participation and Insider Ownership

Named Executive Officers and Directors collectively own an aggregate of 7,480,622 Shares, representing approximately 10% of the issued and outstanding Shares. The Board believes that this high level of insider ownership aligns interests of Management with those of Shareholders.

Pension Disclosure

There are no pension plan benefits in place for the Named Executive Officers or the Directors.

Termination and Change of Control Benefits

The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer or Director in connection with or related to the retirement, termination or resignation of such person. The Corporation has not provided any compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates.

PART 4: SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information regarding the Plan as at December 31, 2018.

Plan Category	Number of securities to be issued upon exercise of outstanding Awards (a)	Weighted-average exercise price of outstanding Awards (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,918,500	$0.95	812,251
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,918,500	$0.95	812,251

Set forth below is disclosure on the "annual burn rate" for equity compensation plan securities issuances.  Annual burn rate is expressed as a percentage, and is calculated by dividing the number of securities granted under the plan by the weighted average number of Shares outstanding for the applicable fiscal year.

The annual burn rate under the Plan for each of the Company's last three (3) completed fiscal years was:

Year	Weighted Average Shares Outstanding	Options/RSUs Granted	Annual Burn Rate
2016	1,641,909	Nil	0%
2017	18,961,169	4,150,000	21.9%
2018	59,145,744	2,903,500	4.9%

The Company's annual burn rate was exceptionally high in 2017 given that the Company:

1) commenced operations and issued initial options grants to new executives, board members and key employees;

2) only completed a large equity raise in November 2017, which kept the weighted average Shares for fiscal 2017 low; and

3) maintained a low number of Shares outstanding by limiting dilution.

PART 5: STATEMENT OF CORPORATE GOVERNANCE

NI 58-101, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") established in National Policy 58-201 - Corporate Governance Guidelines. These Guidelines are not prescriptive, but have been used by the Corporation in adopting its corporate governance practices. The Corporation's approach to corporate governance is set out below.

Corporate Governance Policies

The Corporation, Board and employees of the Corporation have adopted Corporate Governance policies which are considered central to the effective and efficient operation of the Corporation. These Corporate Governance Policies include:

  Code of Business Conduct and Ethics;
  Communications and Corporate Disclosure Policy;
  Insider Trading Policy;

  Safety, Environmental and Social Responsibility Policy;
  Whistle Blower Policy;
  Workplace Bullying and Harassment Policy;
  Workplace Bullying and Harassment Policy Reporting and Investigation Procedures;
  Information Technology Policy;
  Diversity Policy; and
  Investment Policy.

A copy of each policy can be obtained by emailing the Corporation at info@integraresources.com.

Board of Directors

The Corporation believes in the importance of a strong Board of Directors and sound corporate governance policies and practices to direct and manage our business affairs. Good corporate governance is essential to retaining the trust of our Shareholders, attracting the right people to the organization and maintaining our social license in the communities where we work and operate. The Corporation also believes that good governance enhances its performance.

The Board currently consists of five (5) Directors:

  Mr. Stephen de Jong (Chairman);
  Mr. George Salamis, President, CEO and Director;
  Mr. David Awram;
  Mr. Timo Jauristo; and
  Ms. Anna Ladd-Kruger.

The Guidelines suggest that the board of directors of reporting issuers should be constituted with a majority of individuals who qualify as "independent" directors. A director is "independent" if the individual has no direct or indirect material relationship with the reporting issuer, which could, in the view of the reporting issuer's board, be reasonably expected to interfere with the exercise of a director's independent judgment whether on the board or a committee of the board. Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of the reporting issuer is considered to have a material relationship with the reporting issuer.

Of the current Board, the following members are independent: Stephen de Jong, Timo Jauristo, David Awram and Anna Ladd-Kruger. The following member is not independent as a result of holding a current executive position: George Salamis, President and CEO of the Corporation.

The following Directors hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Stephen de Jong	GFG Resources Inc.
George Salamis	Contact Gold Ltd. Pinecrest Resources Edgewater Exploration Calibre Mining
David Awram	Sandstorm Gold Ltd.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that is intended to document the principles of conduct and ethics to be followed by the Board, Management, employees and consultants of the Corporation. Its purpose is to:

  promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
  promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
  promote full, fair, accurate, timely and understandable disclosure in reports and documents that Integra files with, or submits to, the securities regulators and in other public communications made by the Corporation;

  promote compliance with applicable governmental laws, rules and regulations;
  promote the prompt internal reporting to an appropriate person of violations of the Code;
  promote accountability for adherence to the Code;
  provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;
  provide mechanisms to report unethical conduct; and
  help foster culture of honesty and accountability.

The Corporation expects all of its employees, officers and Directors to comply at all times with the principles in the Code.

A copy of the Code of Business Conduct Ethics can be found on SEDAR at www.sedar.com and on the Corporation's website at www.integraresources.com.

Board Skills Matrix

The members of the Board have diverse backgrounds and expertise, and were selected on the belief that the Corporation and its stakeholders would benefit materially from such a broad range of talent and experience. As the need for new Directors or executive officers arises, the Board and the Nomination and Corporate Governance Committee assess candidates on the basis of knowledge, industry experience, financial literacy, professional ethics and business acumen, among other factors.

The Nomination and Corporate Governance Committee reviews annually the credentials of the members of the Board. The following table exemplifies the current skills that each nominee possesses:

	Skills
Director	Months of Directorship[1]	Financial[2]	M&A3	Industry Knowledge[4]	Technical Mining[5]	Govt. Relations[6]	Governance[7]	Human Resources[8]	Sustainability[9]	Management[10]
Stephen de Jong	20	✓	✓	✓			✓	✓	✓	✓
David Awram	18	✓	✓	✓	✓	✓	✓		✓	✓
Timo Jauristo	14	✓	✓	✓	✓	✓	✓		✓	✓
George Salamis	14	✓	✓	✓	✓	✓	✓	✓	✓	✓
Anna Ladd-Kruger	5	✓	✓	✓		✓	✓	✓	✓	✓

Notes:

(1) As at the date of this Circular.

(2) Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.

(3) Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in mergers and acquisitions ("M&A").

(4) Understanding of the mining industry globally and the associated risks (including price and currency volatility, future growth, global supply, capital access, social license to operate and productivity).

(5) Understanding of: (i) exploration activities; (ii) geology; and (iii) project development.

(6) Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.).

(7) Understanding of: (i) the requirements/process for oversight of Management; (ii) ethical conduct and responsibilities; (iii) various stakeholder requirements; (iv) commitment of directorship; and (v) evolving trends with respect to governance of public companies.

(8) Ability to: (i) review management structure for small-to-mid size organizations; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(9) Understanding of: (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) understanding of and experience in community relations and stakeholder involvement.

(10) Ability to: (i) plan, operate and control various activities of a business; (ii) experience as a senior officer; and (iii) lead growth.

Committees of the Board

The Board has established four (4) standing committees: the Audit Committee, the Human Resources and Compensation Committee, the Nomination and Corporate Governance Committee and the Technical, Safety, Environment and Sustainability Committee. Following is a description of the authority, responsibilities, duties and function of such committees.

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation. In accordance with National Instrument 52-110 - Audit Committees ("NI 52-110"), information with respect to the Audit Committee is contained below. The full text of the Audit Committee Charter, as passed unanimously by the Board, is attached hereto as Schedule "B".

Composition of the Audit Committee

The Audit Committee is composed of the following three (3) independent Directors:

  Ms. Anna Ladd-Kruger (Chair);
  Mr. David Awram; and
  Mr. Stephen de Jong.

All three members are financially literate, within the meaning of NI 52-110.

As of December 13, 2018, Ms. Ladd-Kruger replaced Mr. Awram as Chair of the Audit Committee and Mr. Jauristo no longer serves on the Audit Committee.

The Audit Committee consisting of Mr. Awram, Mr. de Jong and Mr. Jauristo held four (4) meetings in 2018.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee, see "Election of Directors".

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year did the Board decline to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year did the Corporation rely on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).  The Corporation is relying upon the exemption in Section 6.1 (Venture Issuers) of NI 52-110.

Pre-Approval Policies and Procedures for Non-Audit Services

All other non-audit services shall be approved or disapproved by the Audit Committee as a whole.

The pre-approval requirement is waived with respect to the provision of non-audit services if:

  the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than ten percent of the total amount of fees paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

  such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

  such services are promptly brought to the attention of the Audit Committee by the Corporation and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

The CFO of the Corporation shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

External Auditor Service Fees

The following table sets out the aggregate fees billed by the Corporation's Auditor from January 1, 2017 through December 31, 2018.

Fiscal Year End	Auditor	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2017	MNP LLP	$6,000	$11,000	$0	$0
2018	MNP LLP	$32,000	$9,500	$0	$0

Notes:

(1) Audit Fees include fees necessary to perform the annual audit and quarterly reviews of Integra's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) Audit-Related Fees include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) All Other Fees include all other non-audit services.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, compensation recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation's objectives with the view to attracting and retaining the best qualified members of Management and employees. The Human Resources and Compensation Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives.

The Human Resources and Compensation Committee held three (3) meetings in 2018. The Human Resources and Compensation Committee is composed of the following three (3) independent Directors:

  Mr. Timo Jauristo (Chair);
  Mr. David Awram; and
  Mr. Stephen de Jong.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee  is responsible for the monitoring of the Corporation's corporate governance and nomination matters.  The Nomination and Corporate Governance Committee  has the general mandate to: (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two (2) areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two (2) areas.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

As regards corporate governance matters, the Nomination and Corporate Governance Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Nomination and Corporate Governance Committee is also responsible for recommending to the Board new candidates for Directors and to assist the Board in the assessment of the performance of senior officers, of the Board and its committees and of individual Directors.

The Nomination and Corporate Governance Committee did not formally meet in 2018. The Nomination and Corporate Governance Committee conducted the Committee's affairs via electronic communications. The Nomination and Corporate Governance Committee is composed of the following three (3) independent Directors:

  Mr. Stephen de Jong (Chair);
  Mr. David Awram; and
  Mr. Timo Jauristo.

Technical, Safety, Environment and Sustainability Committee

The main purpose of the Technical, Safety, Environment and Sustainability Committee of the Board is to provide oversight with respect to: (i) technical matters related to the Company's projects; (ii) the protection of the health and safety of the Company's employees and contractors at its project sites; and (iii) the conduct of operations in an environmentally and socially responsible manner through the application of prudent and sustainable design and operating practices and the education and training of employees and contractors who work for the Company.

The Technical, Safety, Environment and Sustainability Committee was formed on April 25, 2019. As a result, no meetings of the Technical, Safety, Environment and Sustainability Committee occurred in 2018. The Technical, Safety, Environment and Sustainability Committee is composed of the following four (4) Directors, three (3) of which are independent Directors:

  Mr. David Awram (Chair);
  Mr. George Salamis;
  Mr. Timo Jauristo; and
  Ms. Anna Ladd-Kruger.

Board and Executive Officer Diversity

Diversity, including the level of representation of women on the Board, is one factor which the Nomination and Corporate Governance Committee  takes into consideration in identifying and nominating candidates for election or reelection to the Board. However, the Nomination and Corporate Governance Committee evaluates potential nominees to the Board by reviewing the qualifications of prospective nominees to determine their relevance and particular skill set having regard to the then-current Board composition and the anticipated skills required to supplement and round out the capabilities of the Board.

The Corporation believes that potential candidates for executive officer positions should be evaluated based on his or her individual skills and experience and while the Corporation considers diversity, including the level of representation of women, the Corporation is committed to offering equal employment opportunities based upon an individual's qualifications and performance.

Ms. Anna Ladd-Kruger joined the Board in December 2018.  The number of female Directors and executive officers of the Corporation is two (2) (or 25% of current Directors and executive officers). While the Corporation has not set a target with respect to the appointment of female Directors or executive officers, the Corporation is committed to providing an environment in which all employees and Directors are treated with fairness and respect, and have equal access to opportunities for advancement based on skills and aptitude.

The Board adopted a Diversity Policy in 2018.

Orientation and Continuing Education

The Corporation does not provide a formal orientation and education program for new Directors; however, any new Directors will be given the opportunity to familiarize themselves with the Corporation, the current Directors and members of Management. Directors are also encouraged and given the opportunity for continuing education.

PART 6: OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As of the date of this Circular, other than routine indebtedness and as stated below, there is no outstanding indebtedness to the Corporation or any of its subsidiaries by any current or former executive officer or Director, any proposed nominee for election as a Director, any employees of neither the Corporation nor any of their other respective associates.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as stated herein, no informed person, Director, executive officer, nominee for Director, nor any associate or affiliate of such persons, has any material interest, direct or indirect, in any transactions since commencement of the Corporation's most recently completed financial year or in any proposed transactions which has materially affected or would materially affect the Corporation or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as stated herein, no person who was a Director or executive officer of the Corporation since the beginning of the Corporation's most recently completed financial year, nominee for Director, nor any associate or affiliate of such persons, has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any item of business to be acted upon at the Meeting, other than the election of Directors and the approval of the Plan.

MANAGEMENT CONTRACTS

The management functions of Integra are performed by the Corporation's executive officers and Integra has no management agreements or arrangements under which such management functions are performed by persons other than the executive officers of Integra.

ADDITIONAL INFORMATION

Additional information concerning the Corporation can be found on SEDAR at www.sedar.com and on the Corporation's website at www.integraresources.com.

Financial information relating to the Corporation is provided in the Corporation's audited financial statements and the management discussion and analysis ("MD&A") for the year ended December 31, 2018. Shareholders may download the financial statements and MD&A from SEDAR (www.sedar.com) or contact the Corporation directly to request copies of the financial statements and MD&A by: (i) mail to Suite 200, 82 Richmond Street East, Toronto, Ontario M5C 1P1; (ii) fax to 416-848-0790; or (iii) e-mail to george@dsacorp.ca. Additional information concerning the Corporation may be obtained by any Shareholder free of charge through the Corporation's website at www.integraresources.com or by contacting the Corporation at 604-417-0576.

DATED at Vancouver, British Columbia this 3rd day of May 2019.

BY ORDER OF THE BOARD

George Salamis
President & CEO

SCHEDULE "A"

INTEGRA RESOURCES CORP.

EQUITY INCENTIVE PLAN

January 18, 2018

PART 1
PURPOSE

1.1 Purpose

The purpose of this Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees, consultants and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

1.2 Available Awards

Awards that may be granted under this Plan include:

(a) Options; and

(b) Restricted Share Units.

1.3 Purchase Program

Program Shares may also be purchased by Eligible Employees pursuant to the Purchase Program under this Plan.

PART 2
INTERPRETATION

2.1 Definitions

(a) "Affiliate" has the meaning set out in the Exchange's Corporate Finance Manual.

(b) "Award" means any right granted under this Plan, including Options and Restricted Share Units.

(c) "BCA" means the Business Corporations Act (Ontario).

(d) "Blackout Period" means an interval of time during which the Company has determined, pursuant to the Company's internal trading policies, that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company, or otherwise prohibited by law from trading any securities of the Company.

(e) "Board" means the board of directors of the Company.

(f) "Cashless Exercise Right" has the meaning set forth in Section 3.5 of this Plan.

(g) "Change of Control" means, in respect of the Company:

(i) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management, corporate investors, or approved of by a majority of the previously serving directors;

(ii) any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof hereafter "beneficially owns" (as defined in the BCA) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% percent or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever;

(iii) the sale, assignment, lease or other transfer or disposition of more than 50% percent of the assets of the Company to a Person or any group of two or more Persons acting jointly or in concert (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company);

(iv) the occurrence of a transaction requiring approval of the Company' shareholders whereby the Company is  acquired through consolidation, merger, exchange of securities involving all of the Company' voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any Person or any group of two or more Persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned subsidiary of the Company or a reorganization of the Company); or

(v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

For the purposes of the foregoing, "voting securities" means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(h) "Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder.

(i) "Committee" has the meaning attributed thereto in Section 8.1.

(j) "Company" means Integra Resources Corp., a company incorporated under the laws of Ontario.

(k) "Compensation" means total compensation received by a Participant from the Company or a subsidiary in accordance with the terms of employment during the applicable payroll period.

(l) "Consultant" has the meaning set out in the Exchange's Corporate Finance Manual.

(m) "Deferred Payment Date" for a Participant means the date after the Restricted Period in respect of Restricted Share Units which is the earlier of (i) the date which the Participant has elected to defer receipt of the underlying Shares in accordance with Section 4.5 of this Plan; and (ii) the Participant's Separation Date.

(n) "Designated Affiliate" means subsidiaries of the Company designated by the Committee from time to time for purposes of this Plan.

(o) "Director Retirement" in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(p) "Director Separation Date" means the date that a Participant ceases to hold any directorships with the Company and any Designated Affiliate due to a Director Retirement or Director Termination, and also ceases to serve as an employee or consultant with the Company, any Designated Affiliate and any entity related to the Company for the purposes of the Income Tax Act (Canada).

(q) "Director Termination" means the removal of, resignation or failure to re-elect an Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).

(r) "Discounted Market Price" has the meaning set out in the Exchange's Corporate Finance Manual.

(s) "Disinterested Shareholder Approval" means a majority of the votes attached to Shares held by shareholders of the Company, but excluding those persons with an interest in the subject matter of the resolution, as set out in the Exchange's Corporate Finance Manual.

(t) "Effective Date" has the meaning set forth in Section 7.7.

(u) "Eligible Consultant" means Consultants who are entitled to receive equity incentives pursuant to the Rules of the Exchange.

(v) "Eligible Directors" means the directors of the Company or any Designated Affiliate who are, as such, eligible for participation in this Plan.

(w) "Eligible Employees" means employees (including officers and directors) of the Company or any Designated Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Committee; upon recommendation of the Committee, as employees eligible for participation in this Plan. Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Committee.

(x) "Eligible Person" means an Eligible Employee, Eligible Consultant or Eligible Director.

(y) "Employer Contribution" means, in respect of a Program Participant, an amount equal to, at the Board's sole option, up to 100% of the Program Shares purchased under the Purchase Program by the Program Agent on behalf of the Program Participant for the applicable payroll period.

(z) "Employer Shares" has the meaning set forth in Section 5.20.

(aa) "Exchange" means the TSX Venture Exchange.

(bb) "Insider" has the meaning set out in the Exchange's Corporate Finance Manual.

(cc) "Investor Relations Activities" has the meaning set out in the Exchange's Corporate Finance Manual.

(dd) "Market Price" has the meaning set out in the Exchange's Corporate Finance Manual.

(ee) "Option" means an option granted under the terms of this Plan.

(ff) "Option Period" means the period during which an Option is outstanding.

(gg) "Option Shares" has the meaning set forth in Section 3.5 of this Plan.

(hh) "Optionee" means an Eligible Person to whom an Option has been granted under the terms of this Plan.

(ii) "Participant" means an Eligible Person who participates in this Plan.

(jj) "Person" includes any individual and any corporation, company, partnership, governmental authority, joint venture, association, trust, or other entity.

(kk) "Plan" means this Equity Incentive Plan, as it may be amended and restated from time to time.

(ll) "Program Participant" means an Eligible Employee who participates in the Purchase Program.

(mm) "Program Shares" means Shares purchased pursuant to the Purchase Program.

(nn) "Program Agent" means the agent appointed by the Company from time to time to administer the Purchase Program.

(oo) "Purchase Program" means the purchase program for Eligible Employee to purchase Program Shares as set out herein.

(pp) "Redemption Date" has the meaning set forth in Section 4.12 of this Plan.

(qq) "Redemption Notice" has the meaning set forth in Section 4.12 of this Plan.

(rr) "Restricted Period" means any period of time that a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive the relevant Shares, determined by the Board in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.

(ss) "Retirement" in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(tt) "Restricted Share Unit" has such meaning as ascribed to such term at Section 4.1 of this Plan.

(uu) "Restricted Share Unit Grant Letter" has the meaning ascribed to such term in Section 4.3 of this Plan.

(vv) "Separation Date" means the date that a Participant ceases to be an Eligible Person.

(ww) "Service Provider" means any person or company engaged by the Company or a Designated Affiliate to provide services for an initial, renewable or extended period of 12 months or more.

(xx) "Shares" means the common shares of the Company.

(yy) "Specified Employee" means a U.S. Taxpayer who meets the definition of "specified employee", as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code.

(zz) "Tax Obligations" means the amount of all withholding required under any governing tax law with respect to the payment of any amount with respect to the redemption of a Restricted Share Unit, including amounts funded by the Company on behalf of previous withholding tax payments and owed by the Participant to the Company or with respect to the exercise of an Option, as applicable.

(aaa) "Termination" means the termination of the employment (or consulting services) of an Eligible Employee or Eligible Consultant with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee or Eligible Consultant with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.

(bbb) "Trading Day" means a day on which the Shares are traded on the Exchange or, in the event that the Shares are not traded on the Exchange, such other stock exchange on which the Shares are then traded.

(ccc) "US Taxpayer" means a Participant who is a US citizen, US permanent resident or other person who is subject to taxation on their income under the United States Internal Revenue Code of 1986.

2.2 Interpretation

(a) This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board or Committee.

(c) As used herein, the terms "Part" or "Section" mean and refer to the specified Part or Section of this Plan, respectively.

(d) Where the word "including" or "includes" is used in this Plan, it means "including (or includes) without limitation".

(e) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(f) Unless otherwise specified, all references to money amounts are to Canadian dollars.

PART 3
STOCK OPTIONS

3.1 Participation

The Company may from time to time grant Options to Participants pursuant to this Plan.

3.2 Price

The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Market Price on the date of grant.

3.3 Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The date of grant of an Option shall, unless otherwise determined by the Board, be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board.

Each Option granted to a Participant shall be evidenced by a stock option agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 7.8 of this Plan, and the approval of any material changes by the Exchange or such other exchange or exchanges on which the Shares are then traded).

In respect of Options granted to Participants pursuant to this Plan, the Company is representing herein and in the applicable stock option agreement that the Participant is a bona fide Eligible Person of the Company or its subsidiary.

3.4 Terms of Options

The Option Period shall be five years from the date such Option is granted or such greater or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period imposed by the Company or within ten business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a) for an Eligible Employee, annually over a thirty-six month period, with one-third of the Options vesting on the date which is twelve months after grant, and an additional one-third each twelve months thereafter; and

(b) for an Eligible Director, annually over a twenty-four month period, with one-third of the Options vesting on the date of grant, and an additional one-third each twelve months thereafter.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a) in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option;

(b) in the case of an Eligible Consultant, a Consultant of the Company or a Designated Affiliate and shall have been such a Consultant continuously since the grant of the Option; or

(c) in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.

In accordance with applicable securities legislation and the provisions of the policies of the Exchange, Shares issuable upon exercise of the Options may be subject to a hold period or trading restrictions.

3.5 Cashless Exercise Right

Unless prohibited by the Exchange, Participants have the right (the "Cashless Exercise Right"), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to exercise the Cashless Exercise Right and, in lieu of receiving the Shares (the "Option Shares") to which such terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a) subtracting the applicable Option exercise price per Share from the Market Price per Share on the business day immediately prior to the exercise of the Cashless Exercise Right and multiplying the remainder by the number of Option Shares;

(b) subtracting from the amount obtained under 3.5(a) that amount of Tax Obligations applicable to the Option Shares; and

(c) dividing the net amount obtained under subsection 3.5(b) by the Market Price per Share on the business day immediately prior to the exercise of the Cashless Exercise Right.

If a Participant exercises a Cashless Exercise Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.

3.6 Effect of Termination of Employment or Death

If an Optionee:

(a) dies while employed by, a Consultant to or while a director of the Company or a Designated Affiliate, any Option held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and

(b) ceases to be employed by, a Consultant to or act as a director of the Company or a Designated Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be employed by, a Service Provider to or act as a director of the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

3.7 Reduction in Exercise Price

Disinterested Shareholder Approval (as required by the Exchange) will be obtained for any reduction in the exercise price of any Option granted under this Plan if the holder thereof is an Insider of the Company at the time of the proposed amendment.

3.8 Change of Control

In the event of a Change of Control, all Options outstanding shall vest immediately and be settled by the issuance of Shares or cash, except Options granted to Eligible Consultants performing Investor Relations Activities, unless prior Exchange approval is obtained.

PART 4
RESTRICTED SHARE UNITS

4.1 Participants

The Company has the right to grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares ("Restricted Share Units") as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine.

4.2 Maximum Number of Shares

The aggregate maximum number of Shares available for issuance from treasury underlying Restricted Shares Units under this Plan, subject to adjustment pursuant to Section 7.3, shall not exceed 800,000 Shares. Any Shares subject to a Restricted Share Unit which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period having expired will again be available under the Plan.

Such aggregate maximum number of Shares subject to Restricted Share Units which have been granted under this Plan shall be subject to the approval of the disinterested shareholders of the Company to be given by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the Exchange or any regulatory authority having jurisdiction over the securities of the Company.

The aggregate maximum number of Shares underlying Restricted Share Units under this Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Company's issued and outstanding Shares; and (ii) within a 12 month period shall not exceed 2% of the Company's issued and outstanding Shares.

4.3 Restricted Share Unit Grant Letter

Each grant of a Restricted Share Unit under this Plan shall be evidenced by a grant letter (a "Restricted Share Unit Grant Letter") issued to the Participant by the Company. Such Restricted Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Unit Grant Letter. The provisions of the various Restricted Share Unit Grant Letters issued under this Plan need not be identical.

4.4 Restricted Period

Concurrent with the determination to grant Restricted Share Units to a Participant, the Board, on the recommendation of the Committee, shall determine the Restricted Period applicable to such Restricted Share Units. In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Shares.

4.5 Deferred Payment Date

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not a US Taxpayer may elect to defer to receive all or any part of the Shares underlying Restricted Share Units until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.

4.6 Prior Notice of Deferred Payment Date

Participants who elect to set a Deferred Payment Date must give the Company written notice of the Deferred Payment Date(s) not later than thirty (30) days prior to the expiration of the Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty (30) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked.

4.7 Retirement or Termination during Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Units held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the grant of the Restricted Share Units  to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence.

4.8 Retirement or Termination after Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares in satisfaction of the Restricted Share Units then held by the Participant.

4.9 Death or Disability of Participant

In the event of the death or total disability of a Participant, any Shares represented by Restricted Share Units held by the Participant shall be immediately issued by the Company to the Participant or legal representative of the Participant.

4.10 Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Units. The number of such additional Restricted Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Units (including Restricted Share Units in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant's account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Market Price of the Shares on the date on which such dividends were paid.

4.11 Change of Control

In the event of a Change of Control, all Restricted Share Units outstanding shall vest immediately and be settled by the issuance of Shares or cash notwithstanding the Restricted Period and any Deferred Payment Date.

4.12 Redemption of Restricted Share Units

Except to the extent prohibited by the Exchange, upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable) (the "Redemption Day"), the Company shall redeem Restricted Share Units in accordance with the election made in a written notice (the "Redemption Notice") given by the Participant to the Company by:

(a) issuing to the Participant one Share for each Restricted Share Unit redeemed provided the Participant makes payment to the Company of an amount equal to the Tax Obligation required to be remitted by the Company to the taxation authorities as a result of the redemption of the Restricted Share Units;

(b) issuing to the Participant one Share for each Restricted Share Unit redeemed and either (i) selling, or arranging to be sold, on behalf of the Participant, such number of Shares issued to the Participant as to produce net proceeds available to the Company equal to the applicable Tax Obligation so that the Company may remit to the taxation authorities an amount equal to the Tax Obligation, or (ii) receiving from the Participant at the time of issuance of the Shares an amount equal to the applicable Tax Obligation;

(c) subject to the discretion of the Company, paying in cash to, or for the benefit of, the Participant, the value of any Restricted Share Units being redeemed, less any applicable Tax Obligation; or

(d) a combination of any of the Shares or cash in (a), (b) or (c) above.

The Shares shall be issued and the cash, if any, shall be paid as a lump-sum by the Company within ten business days of the date the Restricted Share Units are redeemed pursuant to this Part 4. A Participant shall have no further rights respecting any Restricted Share Unit which has been redeemed in accordance with this Plan.

PART 5
EMPLOYEE SHARE PURCHASE PROGRAM

5.1 Enrolment

An Eligible Employee may enter the Purchase Program by providing written notice to the Company (in the form prescribed by the Company) of the Eligible Employee's intention to enrol in the Purchase Program. In the written notice, the Program Participant shall specify his or her contribution amount as set out in Sections 5.8 and 5.9 of this Plan. Subject to the restrictions under the Company's blackout policy and compliance with securities laws, such authorization will take effect three weeks after the Company receives written notice and the Program Participant will be eligible to participate under the Purchase Program as of the next practicable payroll period in accordance with Section 5.8. Unless a Program Participant authorizes changes to his or her payroll deductions in accordance with Section 5.9 or withdraws from the Purchase Program, his or her deductions under the latest authorization on file with the Company shall continue from one payroll period to the succeeding payroll period as long as the Purchase Program remains in effect.

5.2 Restrictions

The Company may deny or delay the right to participate in the Purchase Program to any Eligible Employee if such participation would cause a violation of any applicable laws or the Company's blackout policy.

5.3 Change of Control

Upon the occurrence of a Change of Control, unless otherwise resolved by the Board, any enrolment in the Purchase Program will be deemed to have ceased immediately prior to the Change of Control and the amounts to be contributed to the Purchase Program shall not be used under the Purchase Program.

5.4 Administration of the Purchase Program

The Company may, from time to time, appoint a Program Agent to administer the Program on behalf of the Company and the Program Participants, pursuant to an agreement between the Company and the Program Agent which may be terminated by the Company or the Program Agent in accordance with its terms.

5.5 Dealing in the Company's Securities

The Program Agent may, from time to time, for its own account or on behalf of accounts managed by them, deal in securities of the Company. The Program Agent shall not deal in the Program Shares under the Purchase Program unless in accordance with the terms of this Program and shall not purchase for or sell to any account for which it is acting as principal.

5.6 Adherence to Regulation

The Program Agent is required to comply with applicable laws, orders or regulations of any governmental authority which impose on the Program Agent a duty to take or refrain from taking any action under the Purchase Program and to permit any property authorized person to have access to and to examine and make copies of any records relating to the Purchase Program.

5.7 Resignation of Program Agent

The Program Agent may resign as Program Agent under the Purchase Program in accordance with the agreement between the Company and the Program Agent, in which case the Company will appoint another agent as the Program Agent.

5.8 Payroll Deduction

Eligible Employees may enter the Purchase Program by authorizing payroll deductions to be made for the purchase of Program Shares. A Program Participant may contribute, on a per pay period basis, between one percent (1%) to five percent (5%) of a Program Participant's Compensation on each payday. All payroll deductions made by a Program Participant, after the Company has affected the necessary tax withholdings as required by law, shall be credited to his or her account under the Purchase Program. A Program Participant may not make any additional payments into such account.

5.9 Variation in Amount of Payroll Deduction

A Program Participant may authorize increases or decreases in the amount of payroll deductions subject to the minimum and maximum percentages set out in Section 5.8. In order to effect such a change in the amount of the payroll deductions, the Company must receive a minimum of three weeks written notice of such change in the manner specified by the Company.

5.10 Purchase of Program Shares

Program Shares purchased under the Purchase Program shall be purchased on the open market by the Program Agent. As soon as practicable following each pay period, the Company shall remit the total contributions to the Program Agent for the purchase of the Program Shares. The Program Agent will then execute the purchase order and shall allocate Program Shares (or fraction thereof) to each Program Participant's individual recordkeeping account. In the event the purchase of Program Shares takes place over a number of days and at different prices, then each Program Participant's allocation shall be adjusted on the basis of the average price per Program Share over such period.

5.11 Commissions and Administrative Costs

Commissions relating to the purchase of the Program Shares under the Purchase Program will be deducted from the total contributions submitted to the Program Agent. The Company will pay all other administrative costs associated with the implementation and operation of the Purchase Program.

5.12 Program Shares to be held by Program Agent

The Program Shares purchased under the Purchase Program shall be held by the Program Agent an account on behalf of the Program Participants. Program Participants shall receive quarterly statements that will evidence all activity in the accounts that have been established on their behalf. Such statements will be issued by the Program Agent. In the event a Program Participant wishes to hold certificates in his or her own name, the Program Participant must instruct the Program Agent independently and bear the costs associated with the issuance of such certificates and pay, if required, a fee for each certificate so issued. Fractional Program Shares shall be liquidated on a cash basis only in lieu of the issuance of certificates for such fractional Program Shares upon the Program Participant's withdrawal from the Purchase Program.  For avoidance of doubt, Program Participants will be the beneficial shareholders of the Program Shares purchased on their behalf in the Purchase Program and shall have all the rights to vote and to dividends and other rights inherent to being shareholders.

5.13 Sale of Program Shares

Subject to the Company's blackout policy and applicable laws, each Program Participant may sell at any time all or any portion of the Program Shares acquired under the Purchase Program and held by the Program Agent by notifying the Program Agent who will execute the sale on behalf of the Program Participant, provided that the Program Participant shall have held such Program Shares for a minimum period of 12 months. The Program Participant shall pay commission and any other expenses incurred with regard to the sale of the Program Shares. All such sales of the Program Shares will be subject to compliance with any applicable federal or state securities, tax or other laws. Each Program Participant assumes the risk of any fluctuations in the market price of the Program Shares.

5.14 Withdrawal

Upon the Company receiving three weeks prior written notice, a Program Participant may cease making contributions to the Purchase Program at any time by changing his or her payroll deduction to zero. If the Program Participant desires to withdraw from the Purchase Program by liquidating all or part of his or her shareholder interest, the Program Participant must contact the Program Agent directly and the Program Participant shall receive the proceeds from the sale less commission and other expenses on such sale.

5.15 Termination of Rights under the Purchase Program

The Program Participant's rights under the Purchase Program will terminate when he or she ceases to be an eligible Participant due to retirement, resignation, death, termination or any other reason. A notice of withdrawal will be deemed to have been received from a Program Participant on the day of his or her final payroll deduction. If a Program Participant's payroll deductions are interrupted by any legal process, a withdrawal notice will be deemed as having been received on the day the interruption occurs.

5.16 Disposition of Program Shares

In the event of the Program Participant's termination of rights under Section 5.15 of this Plan, the Program Participant will be required to:

(a) sell any shares then remaining in the Program Participant's account;

(b) transfer all remaining shares to an individual brokerage account; or

(c) request the Company's transfer agent to issue a share certificate to the Program Participant for any shares remaining in the Program Participant's account.

5.17 Fractional Program Shares and Unused Amounts

Any fractional shares remaining in the Program Participant's account will be sold and the proceeds will be sent to the Program Participant. Any contributed cash amounts in the Program Participant's account will be returned to the Program Participant.

5.18 Failure to Notify

If the Program Participant does not select any of the options set out in Section 5.16 within 30 days, the Program Participant will be sent a certificate representing his or her whole Program Shares. The Program Participant will also receive a check equal to your proceeds from the sale of any fractional shares, less applicable transaction and handling fees.

5.19 Termination or Amendment of the Purchase Program

Subject to regulatory or Exchange approval, the Board may amend, suspend, in whole or in part, or terminate the Purchase Program upon notice to the Program Participants without their consent or approval. If the Purchase Program is terminated, the Program Agent will send to each Program Participant a certificate for whole Program Shares under the Purchase Program together with payment for any fractional Program Shares, and the Company or the Program Agent, as the case may be, will return all payroll deductions and other cash not used in the purchase of the Program Shares. If the Purchase Program is suspended, the Program Agent will make no purchase of the Program Shares following the effective date of such suspension and all payroll deductions and cash not used in the purchase of the Program Shares will remain on the Program Participant's account with the Program Agent until the Purchase Program is re-activated.

5.20 Employer Contributions

During the first payroll period after a Program Participant has delivered his or her payroll deduction authorization or participation notice in accordance with Section 5.1, the Company, at its sole option, may record its obligation to make an Employer Contribution to the Program Participant's account in accordance with the terms of the Purchase Program. Program Shares purchased with Employer Contributions will be designated as "Employer Shares" and the number of Employer Shares to be issued to a Program Participant and credited to the Program Participant's account under the Purchase Program shall be at the option of the Board and based on the Market Price for the Program Shares on the last Trading Day of the applicable month, however the issuance of such Employer Shares will be deferred by the Company for a period of 12 months following the last Trading Day of such month, subject to Section 5.15. The Company will purchase such Employer Shares at market.

PART 6
WITHHOLDING TAXES

6.1 Withholding Taxes

The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.

PART 7
GENERAL

7.1 Number of Shares

The aggregate number of Shares that may be issued under this Plan (together with any other securities-based compensation arrangements of the Company in effect from time to time, which for this purpose includes outstanding options from the Company's former stock option plan (the "Original Plan")) shall not exceed 10% of the outstanding issue from time to time, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Company's other security based compensation arrangements, as applicable),

(a) to any one Participant, within any one-year period shall not exceed 5% of the Company's outstanding issue, unless the Company has received Disinterested Shareholder Approval;

(b) to any one Consultant (who is not otherwise an Eligible Director), within a one-year period shall not exceed 2% of the Company's outstanding issue;

(c) to Eligible Persons (as a group) retained to provide Investor Relations Activities, within a one-year period shall not exceed 2% of the Company's outstanding issue;

(d) to Insiders (as a group) shall not exceed 10% of the Company's outstanding issue from time to time;

(e) to Insiders (as a group) within any one-year period shall not exceed 10% of the Company's outstanding issue; and

(f) to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Company's other security based compensation arrangement, as applicable) exceed 5% of the Company's outstanding issue from time to time.

For the purposes of this Section 7.1, "outstanding issue" means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.

7.2 Lapsed Awards

If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Exchange.

7.3 Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.

7.4 Non-Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable to anyone unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable and non-assignable except by will or by the laws of descent and distribution.

7.5 Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant's employment at any time. Participation in this Plan by a Participant is voluntary.

7.6 Record Keeping

The Company shall maintain a register in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Awards granted to each Participant and relevant details regarding such Awards; and

(c) such other information as the Board may determine.

7.7 Necessary Approvals

The issue of Shares under this Plan is prohibited until the date that the Company obtains approval of this Plan (a) by an ordinary resolution passed at a meeting of the shareholders of the Company; and (b) by the Exchange (collectively, the "Effective Date"). Notwithstanding the foregoing, the Board may issue Awards prior to the Effective Date, with all such Awards subject to the following additional restrictions unless and until the occurrence of the Effective Date: (a) all Awards will be prohibited from being converted or exchanged for Shares; (b) all Awards will terminate upon a Change of Control or upon either the shareholders of the Company or the Exchange failing to approve this Plan.

7.8 Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in this Plan, changes to the exercise price, vesting, term and termination provisions of the Award, changes to the cashless exercise right provisions, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a) such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b) no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c) the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 3.4;

(d) the Directors shall obtain shareholder approval of:

(i) any amendment to the number of Shares specified in subsection 7.1;

(ii) any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders; or

(iii) any amendment that would reduce the exercise price of an outstanding Option other than pursuant to Section 7.3; and

(iv) any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in subsection 3.4.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

7.9 No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

7.10 Section 409A

It is intended that any payments under the Plan to US Taxpayers shall be exempt from or comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code.

7.11 Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

7.12 Term of the Plan

This Plan shall remain in effect until it is terminated by the Board. This Plan and all Awards issued hereunder will terminate immediately without any further action if the shareholder resolution required to trigger the Effective Date is not approved by the shareholders or if the Exchange determines not to approve this Plan.

PART 8
ADMINISTRATION OF THIS PLAN

8.1 Administration by the Committee

(a) Unless otherwise determined by the Board or set out herein, this Plan shall be administered by the Compensation Committee (the "Committee") appointed by the Board and constituted in accordance with such Committee's charter.

(b) The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:

(i) adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and

(ii) otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.

8.2 Board Role

(a) The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards.

(b) The Board may delegate any of its responsibilities or powers under this Plan to the Committee, provided that the grant of all Awards under this Plan shall be subject to the approval of the Board. No Award shall be exercisable in whole or in part unless and until such approval is obtained.

(c) In the event the Committee is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee provided for herein.

PART 9
TRANSITION

9.1 Replacement of Original Plans

Subject to Section 9.2, as of the Effective Date, this Plan replaces the Original Plans and, after the Effective Date, no further options or restricted share units will be granted under the Original Plans.

9.2 Outstanding Options and Restricted Share Units under the Original Plans

Notwithstanding Section 9.1 but subject to the "Blackout Period" provisions of Section 3.4 hereunder, all Options and Restricted Share Units previously granted under the Original Plans prior to the Effective Date that remain outstanding after the Effective Date will, effective as of the Effective Date, be governed by the terms of this Plan and not by the terms of the Original Plans.

George Salamis
President & Chief Executive Officer

SCHEDULE "B"

Text of Audit Committee Charter

INTEGRA RESOURCES CORP.

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

1. Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Senior Management of Integra Resources Corp. (the "Company") to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements;
  Oversee the audit of the Company's financial statements;
  Oversee the Company's compliance with legal and regulatory requirements as they relate to accounting and financial controls and anti-corruption and bribery issues;
  Review the independence and the performance of the Company's external auditors;
  Provide an open avenue of communication among the Company's auditors, senior management and the Board of Directors.

2. Composition and Operation

The Committee shall be comprised of three or more directors as determined by the Board of Directors. Each of these directors shall be independent as required by the applicable rules of the Company's regulators. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

If permitted by applicable stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined and required under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its shareholders. In such event, the Board will disclose in the Company's next annual proxy statement the nature of that director's relationship with the Company and the reasons for that determination. A director appointed to the Committee pursuant to this exception may not serve in excess of two consecutive years and may not chair the Committee.

All members of the Committee shall be, in the determination of the Board, "financially literate", as that term is defined by National Instrument 52-110 - Audit Committees, as amended from time to time.

The Committee shall meet a least quarterly, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

The Committee members shall be appointed by the Board annually and the Board may at any time remove or replace any member of the Committee and may fill any vacancy with another Board member, as required.

The Board shall appoint a chair (the "Chair") from among the Committee members. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.  If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen to preside as the chairperson at the meeting.

A majority of members shall constitute a quorum for meetings of the Committee, present in person or via telephone or via other telecommunication device that permits all persons participating in the meeting to speak and hear one another.

The Committee shall fix its own procedures for meetings, keep records of its proceedings, and report to the Board routinely.

The Committee shall hold in-camera sessions at each meeting, during which the members of the Committee shall meet in the absence of management.

The Committee may act by unanimous written consent of its members.  A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present, or by a unanimous written consent.

Members shall be provided with a minimum of 48 hours' notice of meetings. The notice period may be waived by a quorum of the Committee.

3. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

  Review this Charter annually, and recommend to the Board any necessary amendments;
  Review the Communications and Corporate Disclosure Policy annually, and recommend to the Board any necessary amendments;
  Review and recommend to the Board for approval the audited annual financial statements, with the report of the external auditor, and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  Review and approve, or recommend to the Board for approval, the quarterly financial statements of the Company and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  Review any other financial disclosure documents that contain material financial information about the Company requiring approval by the Board prior to public dissemination and filing with securities regulatory authorities, including, but not limited to press releases, annual reports,  annual information forms, and prospectuses;
  Review the Company's disclosure in the Management Information Circular regarding Committee's composition and responsibilities and how they are discharged; and

External Auditors

  Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company;
  Make recommendations to the Board with respect to the compensation of the external auditor,  assess whether fees and any other compensation to be paid to the external auditor for audit or non-audit services are appropriate to enable an audit to be conducted and to maintain the independence of the external auditor;
  Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company;

  Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
  Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors;
  Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;
  At each year-end audit meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;
  Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
  Review with management and the external auditors the audit plan for the year-end financial statements;
  Review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company's financial reporting or accounting policies;
  Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    the aggregate amount of all such non-audit services provided to the Company constitutes not more than ten percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

Financial Reporting Processes

  In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;
  Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;
  Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management;
  Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
  Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;
  Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters;
  Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

  Solicit and review complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;
  Review certification process;
  Allow for the solicitation of confidential and/or anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters; and
  Review any related-party transactions.

Ethical and Legal Compliance and Risk Management

  Satisfy itself as to the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;
  Review the adequacy, appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems, financial controls and management reporting;  and
  In conjunction with any other committee designated by the Board from time to time, review major financial, audit and accounting related risks and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks.

Anti-Bribery and Anti-Corruption

  Discuss the principal anti-bribery and anti-corruption risks in the Company's business activities and provide oversight of appropriate systems to manage such risk as applicable to the Company;
  As applicable, to review and monitor the anti- bribery and anti-corruption policies and activities of the Company on behalf of the Board to ensure compliance with applicable laws, legislation and policies as they relate to anti- corruption and anti-bribery issues;

in the event of the occurrence of a corruption or bribery incident, receive and review, without delay, a report from management detailing the nature of the incident. Such report is to be made to the Committee in its entirety, and the Committee will immediately inform the Board at large, which will review the incident and to determine the Company's disclosure obligations if any.

4. Authority

The Committee has the authority to:

  Form and delegate all or a portion of its duties and authority to subcommittees or individuals when appropriate;
  The Committee has the authority to communicate directly with officers and employees of the Company, its auditors, legal counsel and to such information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.    This extends to the requiring the external auditor to report directly to the Committee;
  The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors;
  The Committee shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisors employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall also have such other powers and duties as delegated to it by the Board.

5. Accountability

The Committee Chair has the responsibility to report to the Board, as requested, on accounting and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.